SECURITIES AND EXCHANGE COMMISSION

06008006

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRB Financial, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W. RANDOL MILL ROAD
(No. and Street)

ARLINGTON (City) TX (State) 76012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD R. BAKER 817-861-7099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES OSIEK & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 W. INTERSTATE 20 (Address) ARLINGTON (City) TX (State) 76017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD R. BAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRB FINANCIAL, L.L.C., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[Notary seal: ...ESLI J. ...KEE, Notary Public, State of Texas, My Commission Expires 05-05-09]

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRB FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Auditor's Report 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Members' Equity 4

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Supplementary Information Required by SEC Rule 17a-5:

Auditor's Report on Supplementary Information 10

Schedule I 11

Schedule II 12

Schedule III 13

Independent Auditor's Report on Internal Accounting Control Required by Rule 17a-5 of the Securities and Exchange Commission 14

Rhodes Osiek & Company, L.L.P. ◦ Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

GRB Financial, LLC:

We have audited the accompanying statement of financial condition of GRB Financial, LLC as of December 31, 2005, and the related statements of income, members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRB Financial, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Rhodes Osiek & Company

February 17, 2006

2170 West Interstate 20 ◦ Arlington, Texas 76017 ◦ 817-274-1700 ◦ FAX 817-261-0119

GRB FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005 (NOTE 1)

ASSETS

CURRENT ASSETS:		
Cash	$	1,999
Clearing deposits		15,000
Receivable from dealers		37,153
Total current assets		54,152
PROPERTY AND EQUIPMENT, AT COST:		
Net of depreciation (Note 2)		0
Total Assets	$	54,152

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,028
Total current liabilities		1,028
MEMBERS' EQUITY		
Member units, no par value, 100 units Authorized issued and outstanding		30,004
Retained earnings		23,120
Total members' equity		53,124
Total Liabilities and Members' Equity	$	54,152

The accompanying notes are an integral part of these financial statements.

GRB FINANCIAL, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005 (NOTE 1)

REVENUES:	
Commissions income	$ 316,964
Interest income	89
Total revenue	317,053
EXPENSES:	
Commissions	284,674
Clearing charges	15,780
License and permits	5,523
Insurance	6,682
General and administrative	4,620
Total expenses	317,279
NET INCOME (Loss)	$ (226)

The accompanying notes are an integral part of these financial statements

GRB FINANCIAL, LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Member Units		Retained Earnings
	Units	Amount	(Deficit)
BALANCE, December 31, 2004	100	$ 30,004	$ 23,346
Net Income (Loss)	-	-	(226)
BALANCE, December 31, 2005	100	$ 30,004	$ 23,120

The accompanying notes are an integral part of these financial statements

GRB FINANCIAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2005

Liabilities subordinated to claims of general creditors as of January 1, 2005	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2005	$ 0

The accompanying notes are an integral part of these financial statements

GRB FINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (Loss)	$	(226)
Adjustment to reconcile net income to net cash provided by operating activities		
(Increase) in receivable from dealers		(24,609)
Decrease in prepaid expenses		5,576
Increase in accounts payable		947
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES		(18,312)
CASH FLOWS FROM FINANCING ACTIVITIES:		
NET CASH PROVIDED FROM FINANCING ACTIVITIES		0
CASH FLOWS FROM INVESTING ACTIVITIES:		
NET CASH PROVIDED FROM FINANCING ACTIVITIES		0
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(18,312)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		20,311
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	1,999

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

GRB Financial, LLC (the Company) was formed on October 1, 2003 as a limited liability company under the provisions of the Texas Limited Liability Company Act. No member of the limited liability company will be liable for the debts, obligations, or liabilities of the Company. The broker dealer began operations January 1, 2005.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost and consist of data processing equipment and office furniture and equipment. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation on the data processing equipment is provided using straight-line method for financial statement purposes based on a five-year life. Office furniture is depreciated using the straight-line method based on a seven-year life. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

During 2005, the company owned no property and equipment in its name. All of the equipment is owned by the owner in another entity.

(3) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to Sterne Agee & Leach Securities, Inc. and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2005, the Company has net capital of $53,124, which is in excess of its required net capital.

(4) RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Baker Financial Services, an affiliated company, owned 100% by the majority unit-holder. This agreement makes available certain facilities and provides for performance of certain services for the Company. These services and facilities are provided without cost to the Company.

GRB FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(CONTINUED)

(5) FEDERAL INCOME TAXES:

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

(6) FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2005, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 1,999	$ 1,999	$ 0
Clearing deposits	15,000	15,000	0
Receivable from dealers	37,153	0	(37,153)
Property and equipment	0	0	0
Accounts payable, accrued liabilities, expenses and other payables	1,028	0	1,028
Members' equity	53,124	16,999	36,125
			$ 0

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of GRB Financial, LLC for the year ended December 31, 2005 and have issued our report thereon dated February 17, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek & Company

February 17, 2006

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

GRB FINANCIAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

SCHEDULE I

NET CAPITAL

TOTAL MEMBERS' EQUITY	$ 53,124
DEDUCTIONS	(0)
NET CAPITAL BEFORE HAIRCUTS	53,124
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	0
NET CAPITAL	$ 53,124

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 1,028
TOTAL AGGREGATE INDEBTEDNESS	$ 1,028

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	5
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.019 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2005)

Net Capital as Reported in Company's Part II Focus Report	$ 16,999
Adjustments	36,125
Net Capital Per Above	$ 53,124

GRB FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2005

SCHEDULE II

GRB Financial, LLC is registered as a broker-dealer under Rule 15c 3-1-(a)(2)(a)(iv). GRB Financial, LLC is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

GRB Financial, LLC has not had any transactions during the year ending December 31, 2005, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

GRB FINANCIAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

SCHEDULE III

GRB Financial, LLC is registered as a broker-dealer under Rule 15c 3-1(a)(2)(a)(iv). GRB Financial, LLC is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

GRB Financial, LLC has not had any transactions during the year ending December 31, 2005, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

GRB Financial, LLC:

We have audited the financial statements of GRB Financial, LLC for the year ended December 31, 2005, and have issued our report thereon dated February 17, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c 3-1 and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of GRB Financial, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Osiek & Company

February 17, 2006